Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	Three Months Ended June 30,
	2012	2011
Earnings available to cover fixed charges:
Income from continuing operations	$21,349	$12,035
Interest expense	16,272	18,739

Earnings available to cover net fixed charges	$37,621	$30,774

Fixed charges:
Interest expense	$16,272	$18,739
Interest capitalized	5,369	3,554

Fixed charges	$21,641	$22,293
Preferred stock dividends	911	2,653

Fixed charges and preferred stock dividends	$22,552	$24,946

Earnings available to cover fixed charges	$37,621	$30,774
Divided by fixed charges	$21,641	$22,293

Ratio of earnings to fixed charges	1.7x	1.4x

Earnings available to cover fixed charges	$37,621	$30,774
Divided by fixed charges and preferred stock dividends	$22,552	$24,946

Ratio of earnings to combined fixed charges and preferred stock dividends	1.7 x	1.2 x

	Six Months Ended June 30,
	2012	2011
Earnings available to cover fixed charges:
Income from continuing operations	$40,326	$24,162
Interest expense	33,490	38,487

Earnings available to cover net fixed charges	$73,816	$62,649

Fixed charges:
Interest expense	$33,490	$38,487
Interest capitalized	10,218	6,286

Fixed charges	$43,708	$44,773
Preferred stock dividends	1,822	5,606

Fixed charges and preferred stock dividends	$45,530	$50,379

Earnings available to cover fixed charges	$73,816	$62,649
Divided by fixed charges	$43,708	$44,773

Ratio of earnings to fixed charges	1.7x	1.4x

Earnings available to cover fixed charges	$73,816	$62,649
Divided by fixed charges and preferred stock dividends	$45,530	$50,379

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6 x	1.2 x